SEC File No. 812-[______]

United States of America

Before the Securities and Exchange Commission

Washington, D.C. 20549

In the Matter of

Northern Lights Fund Trust

4020 South 147th Street

Omaha, Nebraska  68137

and

Sarasota Capital Strategies, Inc.

460 South Tamiami Trail

Osprey Florida  34229

APPLICATION FOR AN ORDER PURSUANT TO SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT, AS AMENDED (THE "ACT") FOR EXEMPTIONS FROM SECTIONS 12(d)(1)(A) AND 12(d)(1)(B) OF THE ACT AND SECTIONS 6(c) AND 17(b) OF THE ACT EXEMPTING CERTAIN TRANSACTIONS FROM SECTION 17(a) OF THE ACT

____________________________________________________________

Please direct all communications concerning this Application to:

JoAnn M. Strasser, Esq.

Thompson Hine LLP

312 Walnut Street, Suite 1400

Cincinnati, Ohio 45202

513-352-6725 (phone)

513-241-4771 (fax)

with copies to:

Emile R. Molineaux,

General Counsel

Gemini Fund Services, LLC

450 Wireless Blvd.

Hauppauge, New York 11788

(631) 470-2616

______________________________________________________________

This Application (including Exhibits) consists of 20 pages.

UNITED STATES OF AMERICA

Before the SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

IN THE MATTER OF Northern Lights Fund Trust and Sarasota Capital Strategies, Inc.	: : : : : :

Application for an Order Pursuant to Section 12(d)(1)(J) of the Investment Company Act for Exemptions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and Sections 6(c) and 17(b) of the Act Exempting Certain Transactions from Section 17(a) of the Act

SEC File No. 812-[_____]

TABLE OF CONTENTS	Page

I.	INTRODUCTION	4
II.	THE APPLICANTS	4
III.	THE APPLICANTS' PROPOSAL	4
IV.	APPLICABLE LAW AND LEGAL ANALYSIS	5
V.	SUPPORTING PRECEDENT	9
VI.	APPLICANTS' CONDITIONS	10
VII.	REQUEST FOR ORDER	13
VIII.	PROCEDURAL MATTERS	14
EXHIBIT A	AUTHORIZATION	17
EXHIBIT B	VERIFICATION	19

I. INTRODUCTION

Northern Lights Fund Trust ("NLFT" or the "Trust"), with respect to its series The Currency Strategies Fund (the "Fund"), and Sarasota Capital Strategies, Inc. ("SCS" or the "Adviser") (collectively referred to as the "Applicants") submit this application (the "Application") with the Securities and Exchange Commission (the "Commission") to request an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and 17(a)(2) of the Act.

Applicants request that the order sought herein apply also to each existing and each future series of the Trust, and to each existing and each future registered open-end management investment company or series thereof (each a "Fund" and collectively, "Funds") which is advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser and which is part of the same "group of investment companies" (as defined in Section 12(d)(1)(G)(ii) of the Act) as the Trust.  All entities that currently intend to rely on the requested order are named as applicants.  Any other entity that relies on the order in the future will comply with the terms and conditions of the application.

II. THE APPLICANTS

A. The Trust and the Fund

The Trust is organized as Delaware statutory trust and registered under the Act as an open-end management investment company.  The Trust currently offers shares of many series, which pursue different investment objectives and principal investment strategies.  The existing Fund is separate series of the Trust that currently pursues its investment objective by investing, in part, in other investment companies, including exchange-traded funds, in reliance on Section 12(d)(1)(F) of the Act.

B. SCS (the "Adviser")

The Fund has entered into an investment advisory agreement with SCS pursuant to which the Adviser provides investment management advice (directly or through a sub-adviser) and manages the Fund's business affairs, subject to the general oversight of the Fund's board of trustees ("Board").  SCS, a corporation organized under Florida law, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act") and currently serves as investment adviser to the Fund.

III. THE APPLICANTS' PROPOSAL

A. Investments in Underlying Fund by Funds of Funds

Applicants seek an order under Section 12(d)(1)(J) of the Act, exempting them from the limitations set forth in Sections 12(d)(1)(A) and (B) of the Act to permit:  (a) a fund that operates, in whole or in-part, as a "fund of funds" (each, a "Fund of Funds") to acquire shares of (i) registered open-end management investment companies, which may include the Fund, that are not part of the same "group of investment companies," within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Fund of Funds (the "Unaffiliated Investment Companies") and unit investment trusts ("UITs") that are not part of the same "group of investment companies" as the Fund of Funds ("Unaffiliated Trusts" and together with the Unaffiliated Investment Companies, "Unaffiliated Funds")1 or (ii) registered open-end management companies, which may include the Fund, or UITs that are part of the same "group of investment companies" as the Fund of Funds (collectively, "Affiliated Funds," and together with the Unaffiliated Funds, "Underlying Funds") and (b) each Underlying Fund, any principal underwriter for the Underlying Fund, and any broker or dealer registered under the Securities Exchange Act of 1934 ("Broker") to sell shares of the Underlying Fund to any Fund of Funds in amounts in excess of limits set forth in Section 12(d)(1)(B).  Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) to exempt applicants from Section 17(a) to the extent necessary to permit Underlying Funds to sell their shares to Funds of Funds and redeem their shares from Funds of Funds.

IV. APPLICABLE LAW AND LEGAL ANALYSIS

A. Section 12(d)(1).

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.  Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from knowingly selling the shares of the investment company to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's total outstanding voting stock, or if the sale will cause more than 10% of the acquired company's total outstanding voting stock to be owned by investment companies generally.

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.  The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise

1 Certain of the Unaffiliated Funds may be registered under the Act as either UITs or open-end management investment companies and have received exemptive relief to permit their shares to be listed and traded on a national securities exchange at negotiated prices ("ETFs").

to the initial adoption of the Act's restrictions against investment companies investing in other investment companies are not repeated.2

B. Sections 17(a), 17(b) and 6(c)

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company.  Section 2(a)(3) of the Act defines an "affiliated person" of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Because multiple transactions could occur between a Fund of Funds and an Unaffiliated Fund, and because the Commission may interpret its authority under Section 17(b) as extending only to a single transaction and not a series of transactions, Applicants are also seeking relief pursuant to Section 6(c).

C. Investments by Funds of Funds in Unaffiliated Fund(s)

1. Section 12(d)(1)(J).  The proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A) and (B).3  Applicants agree to conditions that adequately address these concerns.  Accordingly, the Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

a.  No Undue Influence.  Pyramiding of control is one of the potential abuses of fund holding company structures discussed in the PPI Report.  The PPI Report also expressed concern over the potential concentration of voting control in a fund holding company with respect to its underlying funds.  The PPI Report also expressed concern that sizeable share percentage ownership by one fund in another presents management of underlying funds with an omnipresent threat of lost advisory fees when large

2 H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44.

3 See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 892 Cong., 2d Sess., 311-324 (1966) (the "PPI Report").

redemptions may occur.  Applicants submit that the proposed arrangement will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Unaffiliated Funds.

Condition 1 contains measures designed to limit the control that a Fund of Funds may have over an Unaffiliated Fund.  Condition 1 prohibits an adviser, any person controlling, controlled by, or under common control with an adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the adviser or any person controlling, controlled by, or under common control with the adviser (the "Advisory Group") from controlling (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.  The same prohibition would apply to any other investment adviser within the meaning of Section 2(a)(20)(B) of the Act to a Fund of Funds ("subadviser"), any person controlling, controlled by, or under common control with the subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the subadviser or any person controlling, controlled by, or under common control with the subadviser (the "Subadvisory Group").

Applicants further state that condition 2 precludes a Fund of Funds or its adviser, any subadviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a "Fund of Funds Affiliate") from taking advantage of an Unaffiliated Fund, with respect to transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter, and principal underwriter and any person controlling, controlled by or under common control with any of those entities (each, an "Unaffiliated Fund Affiliate").  No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, subadviser, or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, subadviser, member of an advisory board, or employee is an affiliated person (each, an "Underwriting Affiliate," except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate).  An offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an "Affiliated Underwriting."

To further assure that an Unaffiliated Investment Company understands the implications of an investment by a Fund of Funds under the requested order, prior to a Fund of Funds' investment in the shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order ("Participation Agreement").  Applicants note that an Unaffiliated Investment Company (other than an

ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.4

b.  No Excessive Layering of Fees.  Applicants do not believe that the proposed arrangement will involve excessive layering of fees.  To assure that the investment advisory or management fees are not duplicative, Applicants state that, in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of a Fund of Funds, including a majority of the trustees who are not "interested persons," as defined in Section 2(a)(19) of the Act ("Independent Trustees"), will find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund's advisory contract(s).  Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the Fund of Funds.  Applicants further state that each adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to rule 12b-1 under the Act) received from an Unaffiliated Fund by the adviser, or an affiliated person of the adviser, in connection with the investment by the Fund of Funds in the Unaffiliated Fund, subject to certain exceptions noted in Condition 10.  Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds set forth in Rule 2830 of the Conduct Rules of the NASD ("NASD Conduct Rule 2830").5

c.  Structure is Not Overly Complex.  Applicants state that the proposed arrangement will not create an overly complex fund structure because, pursuant to condition 2, no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund:  (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to:  (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

2.  Section 17(a).  Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company.  Section 2(a)(3) of the Act defines an "affiliated person" of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person

4 An Unaffiliated Investment Company, including an ETF, would retain its right to reject any initial investment by a Fund of Funds in excess of the limit in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

5 Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

Applicants state that the Funds of Funds and the Affiliated Funds might be deemed to be under common control of their adviser and therefore affiliated persons of one another.  Applicants also state that the Funds of Funds and the Unaffiliated Funds might be deemed to be affiliated persons of one another if a Fund of Funds acquires 5% or more of an Unaffiliated Fund's outstanding voting securities.  In light of these and other possible affiliations, Section 17(a) could prevent an Underlying Fund from selling shares to and redeeming shares from a Fund of Funds.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act.  Section 6(c) of the Act permits the Commission to exempt any persons or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants believe that the proposed transactions satisfy the requirements for relief under Sections 17(b) and 6(c) of the Act as the terms are fair and reasonable and do not involve overreaching.6  Applicants state that the terms upon which an Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Fund.7 Applicants also state that the proposed transactions will be consistent with the policies of each Fund of Funds and Underlying Fund, and with the general purposes of the Act.

V. SUPPORTING PRECEDENT

The Commission has granted exemptive orders to other mutual fund complexes who sought relief for fund of funds arrangements with affiliated and unaffiliated investment companies, and whose requests for relief included conditions substantially similar to those included in this Application.  Reference is made to Aston Funds, et al.

6 Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of a Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act.  The Participation Agreement also will include this acknowledgement.

7 Applicants note that a Fund of Funds generally would purchase and sell shares of an Unaffiliated Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Unaffiliated Fund.  To the extent that a Fund of Funds purchases or redeems shares from an ETF that is an affiliated person of the Fund of Funds in exchange for a basket of specified securities as described in the application for the exemptive order upon which the ETF relies, Applicants also request relief from Section 17(a) for those in-kind transactions.

(Aston), Investment Company Act Rel. No. 29400 (August 26, 2010) (Notice), Investment Company Act Rel. No. 29443 (September 7, 2010) (Order) (the "Aston Order").  The Aston Order, in part, permitted certain funds to sell shares to unaffiliated Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act, and for such unaffiliated Funds of Funds to purchase shares of the Aston funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act.

Further reference is made to John Hancock Trust, et al. (Hancock) Investment Company Act Rel. No. 27848 (May 30, 2007) (Notice); Investment Company Act Rel. No. 27873 (June 26, 2007) (Order) (the "Hancock Order").  Hancock requested an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act and under Sections 6(c) and 17(b) from Section 17(a) of the Act.  The Hancock Order permitted their Funds of Funds to acquire shares of affiliated and unaffiliated funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act.

Further reference is made to Massachusetts Financial Services Company, et al. (MFS) Investment Company Act Rel. No. 28649 (March 17, 2009) (Notice); Investment Company Act Rel. No. 28694 (April 14, 2009) (Order) (the "MFS Order").  The MFS Order permitted certain funds to sell shares to unaffiliated Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act, and for such unaffiliated Funds of Funds to purchase shares of the MFS funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act.

Additional reference is made to Lincoln Variable Insurance Products Trust, et al. (Lincoln), Investment Company Act Rel. No. 29168 (March 5, 2010) (Notice), Investment Company Act Rel. No. 29196 (March 31, 2010) (Order) (the "Lincoln Order").  The Lincoln Order permitted certain funds to sell shares to unaffiliated Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act, and for such unaffiliated Funds of Funds to purchase shares of the Lincoln funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act.

Reference is also made to HealthShares et al., Investment Company Act Rel. No. 27844 (May 29, 2007) (Notice), Investment Company Act Rel. No. 27871 (June 21, 2007) (Order); ProFunds, et al., Investment Company Act Rel. No. 27599 (Dec. 19, 2006) (Notice), Investment Company Act Rel. 27658 (Jan. 9, 2007) (Order); Frank Russell Investment Company et al., Investment Company Act Rel. No. 27288 (April 17, 2006) (Notice), Investment Company Act Rel. No. 27319 (May 15, 2006) (Order); ING Partners, Inc. et al., Investment Company Act Rel. No. 27116 (October 12, 2005) (Notice), Investment Company Act Rel. No. 27142 (November 8, 2005) (Order); and MetLife Investors USA Insurance Company, et al., Investment Company Act Rel. No. 27028 (August 16, 2005) (Notice), Investment Company Act Rel. No. 27059 (September 7, 2005) (Order).  Each of these applications requested similar relief to that requested by the Applicants.

VI. APPLICANTS' CONDITIONS

Investments by Funds of Funds in Underlying Fund(s)

Applicants agree that the relief to permit Funds of Funds to invest in Underlying Funds shall be subject to the following conditions:

1.  The members of an Advisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.  The members of a Subadvisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.  If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Advisory Group or a Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of the Unaffiliated Fund, then the Advisory Group or the Subadvisory Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares.  This condition will not apply to a Subadvisory Group with respect to an Unaffiliated Fund for which the subadviser or a person controlling, controlled by, or under common control with the subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

2.  No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3.  The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that its adviser and any subadviser(s) to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4.  Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

5.  No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6.  The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company.  The Board of the Unaffiliated Investment Company will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7.  Each Unaffiliated Investment Company shall maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and shall maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth the: (a) party from whom the securities were acquired, (b) identity of the underwriting syndicate's members, (c) terms of the purchase, and (d) information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8.  Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order.  At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment.  At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and

Underwriting Affiliate.  The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of the names as soon as reasonably practicable after a change occurs.  The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.  Before approving any advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest.  Such finding and the basis upon which the finding was made will be recorded fully in the minute books of the appropriate Fund of Funds.

10.  Each adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company under Rule 12b-1 under the Act) received from an Unaffiliated Fund by the adviser, or an affiliated person of the adviser, other than any advisory fees paid to the adviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund.  Any subadviser will waive fees otherwise payable to the subadviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the subadviser, or an affiliated person of the subadviser, from an Unaffiliated Fund, other than any advisory fees paid to the subadviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the subadviser.  In the event that the subadviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11.  No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

12.  Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.

VII. REQUEST FOR ORDER

Applicants request an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and (2) of the Act.  Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Sections 12(d)(1)(J), 17(b), and 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is as indicated on the first page of this Application.  Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

The authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibit A-1 and Exhibit A-2 and the Verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibit B-1 and Exhibit B-2.

(Signature page follows)

Applicants have caused this Application to be duly signed on their behalf.

NORTHERN LIGHTS FUND TRUST,

on behalf of its series:

The Currency Strategies Fund

By:

/s/ Andrew Rogers

Name:

Andrew Rogers

Title:

President

Sarasota Capital Strategies, Inc.

By:

/s/ Ian A. Naismith

Name:

Ian A. Naismith

Title:

President

LIST OF ATTACHMENTS AND EXHIBITS

Authorizations Required Pursuant to Rule 0-2(c)

            A-1 through A-2

Verifications of Signatures Required Pursuant to Rule 0-2(d)

B-1 through B-2

EXHIBIT A

EXHIBIT A-1

Authorization for Northern Lights Fund Trust

Secretary's Certificate

I, James Ash, Secretary of Northern Lights Fund Trust, a Delaware statutory trust (the "Trust"), having its principal place of business in the City of Omaha, County of Douglas, State of Nebraska, do hereby certify that:

Attached is a true and correct copy of the resolutions adopted by the Board of Trustees of the Trust effective as of January 19, 2011.

IN WITNESS WHEREOF, I have hereupon set may hand this 2nd day of June, 2011.

By:

/s/ James Ash

Name:

James Ash

Title:

Secretary,

Northern Lights Fund Trust

MEETING OF THE BOARD OF TRUSTEES OF

NORTHERN LIGHTS FUND TRUST

RESOLVED, that the officers of the Trust be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Trust, an exemptive application to the SEC for an order pursuant to Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and Sections 6(c) and 17(b) of the Act Exempting Certain Transactions from Section 17(a) of the Act under the 1940 Act; and

FURTHER RESOLVED, that the officers be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Trust any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions.

FURTHER RESOLVED, that the Board of Trustees hereby ratifies and confirms and agrees to ratify and confirm all acts done by the said officers in exercising the powers hereby conferred.

EXHIBIT A-2

Authorization for Sarasota Capital Strategies, Inc.

President's Certificate

I, Ian A. Naismith, President of Sarasota Capital Strategies, Inc., a Florida Corporation Company (herein "SCS"), having its principal place of business in the unincorporated area of the County of Sarasota (known as Osprey), State of Florida, do hereby certify that: Ian A. Naismith is authorized to sign and file this document on behalf of SCS pursuant to the general authority vested in him as President.

IN WITNESS WHEREOF, I have hereupon set my hand this 11th day of February, 2011.

By:

/s/ Ian A. Naismith

Name:

Ian A. Naismith

Title:

President,

Sarasota Capital Strategies, Inc.

EXHIBIT B

EXHIBIT B-1

Verification for Northern Lights Fund Trust

State of New York

County of Suffolk, ss:

The undersigned states that he has duly executed the attached Application for and on behalf of Northern Lights Fund Trust (the "Trust"), that he is the President of the Trust and that all actions of the Board of Trustees of the Trust necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

/s/ Andrew Rogers

Name:

Andrew Rogers

Title:

President

Northern Lights Fund Trust

EXHIBIT B-2

Verification for Sarasota Capital Strategies, Inc.

State of Florida

County of Sarasota, ss:

The undersigned states that he has duly executed the attached Application for and on behalf of Sarasota Capital Strategies, Inc. ("SCS"), that he is the President of SCS and that all actions of SCS necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

/s/ Ian A. Naismith

Name:

Ian A. Naismith

Title:

President,

Sarasota Capital Strategies, Inc.

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